SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]

Securities Act Rule 802 (Exchange Offer)  [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [  ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)  [ ]

MERUSHAN KABUSHIKI KAISHA
(Name of Subject Company)

MERCIAN CORPORATION
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

KIRIN HOLDINGS COMPANY, LIMITED
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Shigeto Maeda
10-1 Shinkawa 2-chome
Chuo-ku Tokyo 104-8288, Japan
Telephone: +81-3-5540-3424

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Exhibit I is an English translation of a notice distributed on November 5, 2010 to shareholders of Mercian Corporation.

Attached as Exhibit II is an English translation of a second notice distributed on November 5, 2010 to shareholders of Mercian Corporation.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Commission on August 27, 2010.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ryoichi Yonemura
(Signature)

Ryoichi Yonemura
General Manager
Strategic Planning Department

(Name and Title)

November 5, 2010
(Date)

Exhibit 1

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

November 5, 2010
To Our Shareholders:

Notice of Share Handling Procedures Accompanying the Share Exchange

Dear Shareholders:

Mercian Corporation (the “Company”) resolved, at the Extraordinary General Meeting of Shareholders of the Company held this day, the share exchange in which Kirin Holdings Company, Limited (“Kirin Holdings”) will become the wholly owning parent of the Company with the effective date of Wednesday, December 1, 2010.

In line with the proceeding above, the Company would like to notify our shareholders that common shares of Kirin Holdings will be allocated in consideration for common shares of the Company held. Please be advised that the procedures will be taken as described below.

Yours very truly,

Hiroshi Ueki
President and CEO

Mercian Corporation
5-8, Kyobashi 1-chome,
Chuo-ku, Tokyo

1. How the Shares of Kirin Holdings Will Be Allocated

0.14 common shares of Kirin Holdings for each common share of the Company held will be allocated to the shareholders recorded in the final shareholder register of the Company as of Tuesday, November 30, 2010. No specific procedures are required for shareholders of the Company accordingly.

(Reference)

Please see the examples below for how common shares of Kirin Holdings will be allocated in consideration for common shares of the Company held at present.

Example 1:	1,000 common shares of the company held

140 common shares of Kirin Holdings will be allocated after multiplied by the allocation rate of 0.14.

Example 2:	1,010 common shares of the company held

You get 141.4 common shares after multiplied by the allocation rate of 0.14. In this case, 141, the integral part of that number, of common shares of Kirin Holdings will be allocated. 0.4, the fractional part of the number, of common shares will be paid in cash proportionally, after collection and disposal of all the fractional shares by Kirin Holdings.

(Note)
The number of common shares to constitute one unit share (trading unit) of Kirin Holdings (Tangen-kabu) is 1,000. You cannot buy or sell the odd-lot shares (less-than-one-unit shares) in the market, but purchase demand for them or request for additional acquisition is available. Please refer to “4. Handling of Less-than-one-unit Shares” for details.

2. Notice of Allocation Results of Kirin Holdings Shares

The common shares of Kirin Holdings allocated in consideration for the common shares of the Company as a result of the share exchange will be recorded on your account at the account administrative institution (securities firm, etc.) on the effective date of Wednesday, December 1, 2010.

Also, the results of allocation of Kirin Holdings shares will be notified together with “Notice of Completion of Share Exchange Procedures,” which is scheduled to be sent by Kirin Holdings in the middle of January, 2011.

3. Schedule of Share Exchange and Share Distribution

Distribution of shares is scheduled to be taken as follows.

Date	Business	Remark
Friday, November 26, 2010	Delisting of the Company shares	Buying or selling of the Company shares on Tokyo Stock Exchange or Osaka Securities Exchange is unavailable after this date.
Tuesday, November 30, 2010	Common shares of Kirin Holdings will be allocated to the shareholders recorded in the final shareholder register of the Company as of the previous day of the effective date.
Wednesday, December 1, 2010	Effective date of the share exchange (the day on which buying and selling of the common shares of Kirin Holdings allocated in consideration for the common shares of the Company commence)	Shareholders concerned become those of Kirin Holdings on and after the effective date. Buying and selling of the common shares of Kirin Holdings concerned are also available on and after this date.
Middle of January, 2011	Sending of “Notice of Completion of Share Exchange Procedures” (tentative)

4. Handling of Less-than-one-unit Shares

The number of shares to constitute one unit share (trading unit in the market) of Kirin Holdings (Tangen-kabu) is 1,000.

Buying or selling odd-lot shares (less-than-one-unit shares: 1 to 999 shares) in the market is unavailable; but the following procedures are available.

1)	Purchase demand: the system in which Kirin Holdings purchase odd-lot shares you hold

2)	Request for additional acquisition: the system in which you acquire certain number of Kirin Holdings shares from the company up to one unit share in total in addition to the odd-lot shares you hold.

For example in 2) above, you can purchase 860 shares from Kirin Holdings in addition to the 140 shares you already have, to make the number of the shares 1,000 in total. Either procedure is available on and after December 1, 2010, which is the effective date. Please feel free to apply.

Specific procedures may differ by account administrative institution (securities firm, etc.). Please refer to the firm, etc., for further details.

For shareholders who do not hold a securities account and whose shares are recorded on the special account, please refer to Mitsubishi UFJ Trust and Banking Corporation, which is an administrative institution for special accounts.

5. Cash Payment for Fractional Shares after Disposal

Any fractional shares of Kirin Holdings, which will be created as a result of the allocations of its shares, will be collected and disposed by Kirin Holdings in accordance with the relevant laws. Kirin Holdings will pay in cash the disposal amount in proportion to the numbers of fractional shares held by each shareholder. Details regarding the fractional shares will be notified in “Notice of Completion of Share Exchange Procedures,” which is scheduled to be sent by Kirin Holdings in the middle of January, 2011. The payment date is scheduled to be in the middle of February, 2011.

*	This notice was sent to the shareholders recorded in the shareholder register of the Company as of September, 15. Please discard this document if you no longer hold the common shares of the Company.

For Inquiries:

Shareholder Register Administrator: Administrative Institution for Special Accounts	Mitsubishi UFJ Trust and Banking Corporation Securities Agency Department 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Mailing Address	10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Telephone Inquiry	TEL: 0120-232-711 (toll free) Business Hours: 09:00 – 17:00 Monday through Friday, JST (national holidays unavailable)

- END-

Exhibit II

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

November, 5 2010
To Our Shareholders:

Notice of Resolution of the Extraordinary General Meeting of Shareholders

Dear Shareholders:

Please take notice that at the Extraordinary General Meeting of Shareholders of Mercian Corporation held this day, a resolution was resolved as described below.

Yours very truly,

Hiroshi Ueki
President and CEO

Mercian Corporation
5-8, Kyobashi 1-chome,
Chuo-ku, Tokyo

Description

Matters resolved:

Proposition:	Approval of Share Exchange Agreement between Mercian Corporation and Kirin Holdings Company, Limited

The proposition was approved and adopted as proposed.

- END-